April 29, 2013

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC  20549

Re:	AT&T Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 1-8610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated April 17, 2013 to Mr. John J. Stephens of AT&T Inc. (the “Company” or “we”).  For your convenience, we have included the staff’s comment herein and keyed our response accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge the staff’s position that comments or changes in response to the staff comments in the proposed disclosure in the Form 10-K do not foreclose the Commission from taking any action with respect to the filing.  We also understand the staff’s position that the staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s response to the staff’s comment is set forth below.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data

Note 10, Income Taxes, page 58

1.
Please tell us the nature of each significant reconciling item in your reconciliation of income taxes computed at the Federal statutory rate to the effective tax rate.  We note that the ‘Other, net’ line item of ($839) million in the reconciliation has an impact of approximately 7% on your effective tax rate which may consist of multiple significant reconciling items.  Please refer to ASC 740-10-50-12 for required disclosure.

Response:

We considered the requirements of ASC 740-10-50-12 as well as the additional guidance provided by SEC Regulation S-X 4-08(h)(2) in preparing our filing.  The guidance states that individual reconciling items that are less than 5% of the amount computed by multiplying the income before tax by the statutory federal rate may be aggregated in the income tax expense reconciliation.  Accordingly, we aggregated, in the ‘Other, net’ line item, all items which individually did not exceed the 5% threshold, except “state and local income taxes – net of federal income tax benefit”, which we included as a separate line item to be consistent with prior years’ presentations.  These aggregated reconciling items included the tax impacts of our ESOP dividend deduction, foreign tax credits, taxes attributable to noncontrolling interests and numerous other items.

Please let me know if you have additional comments.

Sincerely,

/s/John J. Stephens
John J. Stephens
Senior Executive Vice President
And Chief Financial Officer